Filed Pursuant to Rule 433
Registration No. 333-190911-04

Entergy Texas, Inc.
$125,000,000
First Mortgage Bonds,
2.55% Series due June 1, 2021
Final Terms and Conditions
March 8, 2016

Issuer:	Entergy Texas, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	Baa1 (stable outlook) by Moody’s Investors Service A- (positive outlook) by Standard & Poor’s Ratings Services

Trade Date:	March 8, 2016

Settlement Date (T+3):	March 11, 2016

Principal Amount:	$125,000,000

Interest Rate:	2.55%

Interest Payment Dates:	June 1 and December 1 of each year

First Interest Payment Date:	June 1, 2016

Final Maturity Date:	June 1, 2021

Optional Redemption Terms:	Make-whole call at any time prior to May 1, 2021 at a discount rate of Treasury plus 20 bps and, thereafter, at par

Benchmark Treasury:	1.125% due February 28, 2021

Spread to Benchmark Treasury:	125 bps

Benchmark Treasury Price:	98-31

Benchmark Treasury Yield:	1.34%

Re-offer Yield:	2.59%

Price to Public:	99.808% of the principal amount

Net Proceeds Before Expenses:	$124,010,000

CUSIP / ISIN:	29365T AE4 / US29365TAE47

Joint Book-Running Managers:	Goldman, Sachs & Co.
KeyBanc Capital Markets Inc.
U.S. Bancorp Investments, Inc.
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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.
Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Goldman, Sachs & Co. toll-free at 1-866-471-2526, (ii) KeyBanc Capital Markets Inc. toll-free at 1-866-227-6479, or (iii) U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.